UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   November 16, 2005                  /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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               HALO-METANOR RELEASE NI-43-101 RESOURCE ESTIMATE ON
                   BACHELOR LAKE JOINT VENTURE PROJECT, QUEBEC

Val-d'Or, November 16, 2005 - MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) AND SERGE ROY, PRESIDENT AND CEO OF METANOR RESOURCES INC. (TSX.V:MTO) are pleased to announce the results of an NI-43-101 compliant resource estimate for the Bachelor Lake Joint Venture property located near Desmaraisville, Quebec.

The resource was estimated using a block model and inverse square distance interpolation. An additional 13,346 meters of underground diamond drilling from 69 holes completed between April and July, 2005 as well as the inclusion of the East and West Zone deposits located on the contiguous, former Hewfran property comprise this new resource estimate. The resource estimate is summarized below:

                                                      Au                   Au
                             Tonnes                 (g/t)                 (oz)
BACHELOR / HEWFRAN
------------------

Measured                     192,594                 8.80                 54,504
Indicated                    648,997                 7.49                156,352
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Measured + Indicated         841,591                 7.79                210,857
================================================================================

Inferred                     426,148                 6.52                 89,366
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(1)      The effective date of the resource estimate is October 5, 2005.
(2) The Qualified Person for the mineral resource estimate, as defined by National Instrument 43-101, is Alain Carrier, M.Sc., P.Geo, Innovexplo Inc.
(3) Mineral resources are not reserves and do not have demonstrated economic viability.
(4)      The resources  were compiled using a assay  composite  cut-off grade of
         3.43 g/t Au (0.10 oz/t Au) and a fixed density of 2.755 g/cm(3) (11.636 ft(3)/t).

Innovexplo Inc. Geological Services, an independent qualified consulting firm based in Val-d'Or, Quebec was mandated by the joint venture partners to produce the resource estimate on the property where they have been extensively involved in data acquisition, data management, geological interpretation, 3D modeling, QA/QC analyses, basic statistics, variography studies and resources calculations. The geological interpretation of the mineralized zones was carried out using transverse sections and also plan views. Results of the interpretation were digitized and linked as 3D solids using Gems software. Wire frame solids were built for the six (6) estimated zones. The database used for the resource estimate included 15,192 assay results from 394 diamond drill hole records, and relies upon 3,684 composite intervals.

The estimate of measured resources incorporated information from underground mapping and face sampling results. Indicated and inferred resources were determined from drill hole results using a block model approach. Results from the resource estimate are presented undiluted and in-situ and some resource blocks may be locked in pillars and unrecoverable.

The complete NI 43-101 technical report from Innovexplo describing the procedures and parameters involved in the resource estimate will be filed by both companies and available on SEDAR within 30 days. The report states:
"Innovexplo by virtue of its calculated estimate of the project resource affirms the resource estimate in accordance with NI 43-101 technical standards."

Innovexplo is recommending a two-phase work program leading to the preparation of a feasibility study that will confirm the economic viability of the mineral resource.

Halo and Metanor are both very pleased with the significant progress achieved at the Bachelor Lake Joint Venture project to date, and are now discussing and planning the next phases of work. A surface drill program is currently underway and is actively testing the western extension of the deposit near and across the


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historic boundary between the Bachelor Lake and Hewfran properties.  An in-house scoping study is being updated on the basis of the new resource estimate and will be used as a basis for continued exploration and the design of the feasibility study program.

QUALIFIED PERSON

Alain Carrier, M.Sc., P.Geo of Innovexplo Inc. is an Independent Qualified Person under National Instrument 43-101 and lead author of the Bachelor Lake Property Resource Estimate Report. He has reviewed and approved this release.

                                     - 30 -

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS FORWARD-LOOKING STATEMENTS THAT INVOLVE INHERENT RISKS AND UNCERTAINTIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, THEY GIVE NO ASSURANCE THAT THEIR EXPECTATIONS WILL BE ACHIEVED. CERTAIN RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY'S OPERATIONS INCLUDE POLITICAL, ECONOMIC, ENVIRONMENTAL AND GEOLOGICAL ISSUES, INCLUDING BUT NOT LIMITED TO, THE CONTINUED NEED FOR ADDITIONAL CAPITAL, THE COMPETITION WITHIN THE MINING INDUSTRY, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S PERIODIC REPORTS FILED WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE CAUTIONED THAT, EXCEPT AS DISCLOSED IN THE MATERIALS TO BE PREPARED IN CONNECTION WITH THE TRANSACTION, ANY INFORMATION RELEASED OR RECEIVED WITH RESPECT TO THE TRANSACTION MAY NOT BE ACCURATE OR COMPLETE AND SHOULD NOT BE RELIED UPON. TRADING IN THE SECURITIES OF HALO RESOURCES LTD. SHOULD BE CONSIDERED HIGHLY SPECULATIVE. THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENTS OF THIS PRESS RELEASE.


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FOR FURTHER INFORMATION, PLEASE CONTACT:

SERGE ROY, President and CEO                    MARC CERNOVITCH, President & CEO
Metanor Resources Inc.                          Halo Resources Inc.
Tel: 819-825-8678 or 819-856-8435               Tel: 604-484-0068
                                                Fax: 604-484-0069
GHISLAIN MORIN, V.P. Corporate Development      Toll Free: 1-866-841-0068
Tel: Metanor Resources Inc.                     MCERNOVITCH@HALORES.COM
819-825-8678 or 819-354-9439

2872, Sullivan Road, suite 2,
Val-d'Or (Quebec) J0Y 2N0
Phone: (819) 825-8678 Fax. : (819) 825-8224
RESSOURCES.METANOR@CABLEVISION.QC.CA
WWW.METANOR.CA


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